UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 11-K





                   (X) ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

                 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                        For the transition period from to

                          COMMISSION FILE NUMBER 1-2732




               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



                             EMPLOYEES' SAVINGS PLAN
                                       OF
                         CENTRAL ILLINOIS LIGHT COMPANY


               B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office: The AES Corporation, 1001 North 19th Street, 20th Floor, Arlington, Virginia 22209. On January 31, 2003, Ameren Corporation completed its acquisition from The AES Corporation of CILCORP Inc. and its subsidiaries, including Central Illinois Light Company. Upon the acquisition, securities of The AES Corporation ceased being available for purchase under the Employees' Savings Plan of Central Illinois Light Company. On March 14, 2003, Ameren Corporation filed Registration Statement No. 333-103818 on Form S-8 with the Securities and Exchange Commission registering 1,000,000 shares of Ameren Corporation common stock for issuance under the Employees' Savings Plan of Central Illinois Light Company. The address of Ameren Corporation's principal executive office and of the plan is 1901 Chouteau Avenue, St. Louis, Missouri 63103.

Employees' Savings Plan of
Central Illinois Light Company
Financial Statements and Additional Information
December 31, 2002 and 2001

Employees' Savings Plan of
Central Illinois Light Company
Contents
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                                         Page(s)

Reports of Independent Auditors.............................................1-2

Statements of Net Assets Available for Benefits...............................3

Statement of Changes in Net Assets Available for Benefits.....................4

Notes to Financial Statements..............................................5-10

Additional Information*

Schedule I:       Schedule of Assets (Held at End of Year)...................11


* Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                         Report of Independent Auditors



To the Participants and Administrator of the Employees' Savings Plan of Central
Illinois Light Company


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employees' Savings Plan of Central Illinois Light Company (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
St. Louis, Missouri
June 23, 2003

INDEPENDENT AUDITORS' REPORT


To the Plan Administrator of the Employees'
Savings Plan of Central Illinois Light Company
Peoria, Illinois

We have audited the accompanying statement of net assets available for benefits of the Employees' Savings Plan of Central Illinois Light Company as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.




/s/ Deloitte & Touche LLP
DELOITTE & TOUCHE LLP
Indianapolis, Indiana
June 7, 2002

Employees' Savings Plan of
Central Illinois Light Company
Statement of Net Assets Available for Benefits
December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                         2002           2001
Assets
Investments (Note 3)                                 $ 90,978,189   $105,536,586

Cash                                                      802,007            477
Dividends and interest receivable                             306            212
                                                     ------------   ------------
             Net assets available for benefits       $ 91,780,502   $105,537,275
                                                     ============   ============



   The accompanying notes are an integral part of these financial statements.

Employees' Savings Plan of
Central Illinois Light Company
Statement of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2002 and 2001
--------------------------------------------------------------------------------

                                                      2002             2001

Investment income (loss)
Interest and dividends                           $   2,729,580    $   3,626,477
Net depreciation in fair value of investments      (17,277,282)     (23,487,768)
                                                 --------------   --------------
                                                   (14,547,702)     (19,861,291)
                                                 --------------   --------------

Participant contributions                            3,945,477        3,924,934
Employer contributions                               1,169,368        1,178,227
                                                 --------------   --------------
                                                     5,114,845        5,103,161
                                                 --------------   --------------

Other additions                                         98,110           69,512
                                                 --------------   --------------
Benefits and other deductions
Benefits paid to participants                        4,394,007        9,289,191
Other deductions                                        28,019           17,102
                                                 --------------   --------------
                                                     4,422,026        9,306,293
                                                 --------------   --------------
             Net decrease                          (13,756,773)     (23,994,911)

Net assets available for benefits
Beginning of year                                  105,537,275      129,532,186
                                                 --------------   --------------
End of year                                      $  91,780,502    $ 105,537,275
                                                 ==============   ==============



   The accompanying notes are an integral part of these financial statements.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

1.   Description of Plan

     General
     The following is a brief summary of the various provisions of the Employees' Savings Plan (the "Plan") of Central Illinois Light Company (the "Company"). Participants should refer to the Plan document for more complete information.

     The Plan is a defined contribution plan whose purpose is to provide certain participating employees (the "Participant") of the Company, a subsidiary of Ameren Corporation ("Ameren"), with the ability to defer a portion of their annual compensation for retirement purposes with the benefit of the Company matching contributions. Prior to January 31, 2003, The AES Corporation ("AES") was the parent of the Company (Note 7).

     The Company serves as sponsor of the Plan, and consequently, has the authority to amend or terminate the Plan subject to certain restrictions. The Board of Directors of the Company has the authority and responsibility for the general administration of the Plan. Merrill Lynch, as Trustee, has the authority and responsibility to hold and protect the assets of the Plan in accordance with Plan provisions. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, and regulations of the Securities and Exchange Commission.

     Participation
     The Plan covers any eligible employee of the Company who elects to enroll in the Plan. Eligible employees include those represented by a union agreement who have completed at least one year of service (the completion of 1,000 hours of service during a 12-month consecutive period beginning on the employee's first day of employment). Eligible employees also include those not represented by a union agreement who have completed at least one year of service on or before December 31, 2000. Participation by eligible employees is voluntary.

     Effective January 2003, the Plan was amended such that certain management, office and technical employees of the Company who had previously been participants in the AES Wealth Accumulation Plan became eligible to participate in the Plan. Further, during May 2003, the NCF&O collective bargaining group agreed to allow certain of their covered employees of the Company who had previously been participants in the AES Wealth Accumulation Plan to become eligible to participate in the Plan, retroactive to February 2003. In addition, the amendment and subsequent agreement reached with the NCF&O union provided that all future employees would be eligible to participate in the Plan.

     Contributions
     Effective April 1, 2002, the Plan was amended such that each Participant could elect to have his or her compensation reduced by an amount of not less than one percent and not more than 100 percent of his or her base rate of pay up to a maximum dollar amount, which was $11,000 in 2002 and $10,500 in 2001 ("Pre-Tax Contribution"). The Company will contribute to the Plan an amount equal to 50 percent of each Participant's Pre-Tax Contribution up to a maximum of six percent of such participant's compensation ("Employer Matching Contribution"). Participants may also elect to make regular after-tax contributions ("Voluntary Contribution") to the Plan in an amount which, when combined with the Pre-Tax Contributions, is not more than 100 percent

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

     of their regular base pay. Participants who receive, or are entitled to receive, a distribution from a plan of a previous employer may transfer the distribution to an account under the Plan ("Rollover Contribution").
     Further, effective January 1, 2002, the Plan was amended to include Participant contributions equal to a maximum of $1,000 for any Participant reaching age 50 or older by the end of the year ("Catch-Up Contribution"), which were also eligible for employer matching contributions subject to the employer matching limitations. In no event shall a Participant's actual combined Pre-Tax Contribution, Voluntary Contribution, Employer Matching Contribution and Catch-Up Contributions exceed 100 percent.

     Participants direct their contributions and the Company's matching contributions by electing that such contributions be placed in a single investment fund or allocated in increments of 1 percent to any combination of investment funds. A Participant may change his investment designation at any time prior to the next available payroll period, effective as of the close of the business day prior to the next available payroll period. Any contributions already invested in a particular separate investment fund may be transferred to another separate investment fund or funds as of the close of any business day. Pending investment of the assets into any investment fund, the Trustee may temporarily make certain short-term investments.

     Vesting
     The amounts in Participants' accounts are fully vested at all times and are not subject to forfeiture for any reason.

     Participant Loans
     The Plan permits Participants to borrow from their accounts within the Plan. Such borrowings may be made subject to the following: (1) the minimum amount of the loan is $1,000, (2) the maximum loan amount is the lesser of one-half of the Participant's account balance or $50,000, with adjustments for certain previously outstanding loans, (3) the loan will bear an interest rate equal to the prime rate as published by the Wall Street Journal on the last business day of the month that the loan was made plus one percent, (4) Participants must pledge the balance of their Plan accounts as security for the loans, and (5) such other rules and regulations as may be adopted by the Plan. At December 31, 2002 and 2001, the interest rates on Participant loans ranged from 5.25 percent to 11 percent.

     Payment of Benefits
     On termination of service, a Participant may elect to receive either a lump-sum amount equal to the value of the Participant's vested interest in his or her account, or he or she may elect to defer distribution to a date up to the Participant's normal retirement date.

     Plan Termination
     The Company has reserved the right to amend or terminate the Plan subject to provisions of ERISA but has not expressed any intention of doing so at this time.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

2.   Summary of Significant Accounting Policies

     Basis of Accounting
     The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

     Investments
     Substantially all investments are presented at fair value as of December 31, 2002 and 2001, except for the Merrill Lynch Retirement Preservation Trust, which is an investment contract fund stated at contract value, which approximates fair value. The fair value of the AES common stock was determined using year-end published market prices. Participant loans are valued at cost, which approximates fair market value.

     Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

     Income
     Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     Gains and losses on security transactions are recorded on the trade date. Net unrealized appreciation or depreciation for the year is reflected in net depreciation in fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

     Administrative Expenses
     The Company pays for all of the administrative expenses associated with the Plan, including the fees and expenses of the Trustee, except as provided for in the Plan. All transaction fees of an investment fund are paid from the assets of that investment fund.

     Benefit Payments
     Benefit payments are recorded when paid.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

3.   Investments

     The following table presents investments of the Plan at December 31, 2002 and 2001, respectively:

                                                                 2002           2001
     Investments at Fair Value as Determined by
      Quoted Market Price
     Common stock
      The AES Corporation <F1>                              $  3,087,471   $  9,925,209

     Common/Collective Trust
      Merrill Lynch Equity Index Trust I <F1>                 19,388,721     25,869,341

      Mutual Funds
       Ariel Appreciation Fund <F1>                            8,602,177              -
       PIMCO Total Return Fund Class A <F1>                    6,415,702      5,869,917
       Templeton Foreign Fund                                  4,166,017      4,525,267
       Merrill Lynch Global Allocation Fund Class A            3,924,821      4,073,752
       AIM Small Cap Growth Fund Class A                         840,047              -
       Alliance Growth and Income                                612,301        184,135
       Dreyfus Premier New Leaders Fund Class A                        -      9,943,094
       Merrill Lynch Fundamental Growth Fund Class A             397,057         96,925
       One Group Small Cap Value Class A                         390,693              -
       Dreyfus Founders Discovery Fund                           411,391        491,037
       Alliance Quasar Fund Class A                                    -      1,156,714

      Self-Direct Account                                        834,044        979,829

      Investments at Estimated Fair Value
      Common/Collective Trust
       Merrill Lynch Retirement Preservation Trust <F1>       39,139,920     39,196,012

      Loan Fund                                                2,767,827      3,225,354
                                                            ------------   ------------
                         Total investements                 $ 90,978,189   $105,536,586
                                                            ============   ============

     <F1> Investments that represent 5 percent or more of the Plan's net assets.

     During 2002 and 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:


                                                                 2002           2001

     The AES Corporation Common Stock                       $ (8,509,218)  $(17,423,667)
     Common/Collective Trusts                                 (5,738,554)    (3,700,280)
     Mutual Funds                                             (3,029,510)    (2,363,821)
                                                            -------------  -------------
     Net change in fair value                               $(17,277,282)  $(23,487,768)
                                                            =============  =============

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

4.   Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for benefits per the December 31, 2002 financial statements to the Form 5500:

     Net assets available for benefits per
     the financial statements                                  $ 91,780,502
     Amounts allocated to withdrawing Participants                 (802,007)
                                                               -------------
     Net assets available for benefits
     per the Form 5500                                         $ 90,978,495
                                                               =============

     The following is a reconciliation of benefits paid to Participants per the financial statements for the year ended December 31, 2002 to the Form 5500:

     Benefits paid to Participants per the
     financial statements                                      $ 4,394,007
     Add:  Amounts allocated to withdrawing Participants
     at December 31, 2002                                          802,007
     Less:  Amounts allocated to withdrawing Participants
     at December 31, 2001                                                -
                                                               -----------
     Benefits paid to Participants per the Form 5500           $ 5,196,014
                                                               ===========

     Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

5.   Transaction with Parties in Interest

     At December 31, 2002, the Plan held AES common stock with a cost and market value of $9,735,074 and $3,087,471, respectively. During 2002, the Plan purchased shares at a cost of $2,854,788 and sold shares at a cost of $2,697,214.

     At December 31, 2001, the Plan held AES common stock with a cost and market value of $25,475,082 and $9,925,209, respectively. During 2001, the Plan purchased shares at a cost of $28,693,643 and sold shares at a cost of $6,603,458.

     At December 31, 2002, the Plan held investments in various accounts that are related to Merrill Lynch. At December 31, 2002, these investments had a cost and market value of $68,604,693 and $62,850,519, respectively. At December 31, 2001, these investments had a cost and market value of $72,545,678 and $69,236,030, respectively.

Employees' Savings Plan of
Central Illinois Light Company
Notes to Financial Statements
December 31, 2002 and 2001
--------------------------------------------------------------------------------

6.   Federal Income Tax Status

     The Company has received a determination letter dated September 11, 1995 from the Internal Revenue Service stating that the Plan, as amended and restated effective January 1, 1995, was in compliance with the applicable requirements of the Internal Revenue Code (the "Code"). The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. The Plan administrator also believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement dates.

     Subsequent to December 31, 2002, the Plan obtained a favorable determination letter dated June 3, 2003, in which the Internal Revenue Service stated that the Plan, as amended and restated effective January 1, 2000, was in compliance with the applicable requirements of the Internal Revenue Code.

7.   Subsequent Events

     On January 31, 2003, Ameren Corporation completed its acquisition of all of the outstanding common stock of CILCORP Inc. ("CILCORP") from AES. With the acquisition, the Company became an Ameren Corporation subsidiary, but remains a separate utility company, operating as AmerenCILCO. Effective with the sale of CILCORP to Ameren, Participants were no longer able to purchase additional shares of AES common stock. In addition, any payroll withholding allocation for AES common stock was changed to the Merrill Lynch Retirement Preservation Trust ("RPT"). Effective April 1, 2003, the Plan was amended by adding the Ameren Common Stock Fund.

Employees' Savings Plan of
Central Illinois Light Company
Schedule of Assets (Held at End of Year)
December 31, 2002                                                                                        Schedule I
-------------------------------------------------------------------------------------------------------------------

                                                                            (c)
                        (b)                                      Description of investment                  (e)
                  Identity of issue, borrower,            including maturity date, rate of interest,      Current
(a)                 lessor, or similar party                  collateral, par, or maturity value           Value

  *    Merrill Lynch Retirement Preservation Trust               Trust                                $ 39,139,920
  *    Merrill Lynch Equity Index Trust I                        Trust                                  19,388,721
       Ariel Appreciation Fund                                   Mutual Fund                             8,602,177
       PIMCO Total Return Fund Class A                           Mutual Fund                             6,415,702
       Templeton Foreign Fund                                    Mutual Fund                             4,166,017
  *    Merrill Lynch Global Allocation Fund Class A              Mutual Fund                             3,924,821
  *    The AES Corporation                                       Common Stock                            3,087,471
  **   Loan Fund                                                 Participants Loans                      2,767,827
       AIM Small Cap Growth Fund Class A                         Mutual Fund                               840,047
       Self-Direct Account                                       Various                                   834,044
       Alliance Growth and Income                                Mutual Fund                               612,301
       Dreyfus Founders Discovery Fund                           Mutual Fund                               411,391
  *    Merrill Lynch Fundamental Growth Fund Class A             Mutual Fund                               397,057
       One Group Small Cap Value Class A                         Mutual Fund                               390,693
                                                                                                      ------------
                                                                                                      $ 90,978,189
                                                                                                      ============

*    Investment represents allowable transaction with a party-in-interest.
** Interest rates ranging from 5.25 percent to 11 percent, maturing through 2016.


Note: Information pertaining to column (d) was omitted because it was not applicable.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           EMPLOYEES' SAVINGS PLAN OF
                                           CENTRAL ILLINOIS LIGHT COMPANY


                                           AMEREN SERVICES COMPANY
                                                 (Administrator)


                                          By   /s/ Donna K. Martin
                                            ---------------------------
                                                  Donna K. Martin
                                                  Vice President

June 30, 2003



                                  EXHIBIT INDEX


Exhibit No.                          Description
-----------                          -----------

   23.1     Consent of Independent Auditors - PricewaterhouseCoopers LLP

   23.2     Consent of Independent Auditors - Deloitte & Touche LLP

   99.1 Certificate of Plan Administrator required by Section 1350 of Chapter 63 of Title 18 of the United States Code(Section 906 of the Sarbanes-Oxley Act of 2002).

   99.2 Certificate of Chief Financial Officer required by Section 1350 of Chapter 63 of Title 18 of the United States Code (Section 906 of the Sarbanes-Oxley Act of 2002).